UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39152

FSD PHARMA INC.
(Registrant)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9 Canada

 (Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD PHARMA INC.
(Registrant)

Date October 24, 2023	By	/s/ Nathan Coyle
Nathan Coyle
Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Information Circular dated October 20, 2023

99.2	Notice of Special Meeting of FSD Pharma Securityholders to be held on November 20, 2023

99.3	Form of Proxy

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